UPEK, Inc.

2200 Powell Street, Suite 300

Emeryville, California 94608

(510) 420-2600

February 28, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	UPEK, Inc. — Withdrawal of Registration Statement on Form S-1
(Registration No. 333-142901)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, UPEK, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 initially filed with the Commission on May 14, 2007 (Registration No. 333-142901), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above. The Registrant no longer intends to proceed with a registered public offering of its securities at this time due to market conditions. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.

The Registrant confirms that the Registration Statement has not been declared effective and that no securities have previously been sold in connection with the proposed offering. Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

We appreciate your assistance and should you need any additional information, please feel free to contact Paul Sieben, Esq. of O’Melveny & Myers LLP at (650) 473-2613.

Respectfully submitted,

/s/ Gary Martell
Gary Martell, CFO UPEK, Inc.